CNH INDUSTRIAL

CASE IH STEYR CASE NEW HOLLAND NEW HOLLAND IVECO IVECO ASTRA IVECO BUS MAGIRUS FPT

Transition to U.S. GAAP and U.S. dollar as reporting currency April 25, 2014 A summary document for investors and analysts Exhibit 99.2

Safe Harbor Statement
Transition to U.S. GAAP and U.S. dollar as reporting currency April 25, 2014
Certain statements contained in this document that are not statements of historical fact constitute forward-looking statements, notwithstanding that such statements are not specifically identified. Words such as  “may”, “will”, “could”, “should”, “design”, “target”, “objective”, “goal”, “continue”, “remain”, “on track”, “forecast”,
“projection”, “outlook”, “prospects”, ”expected”, “estimates”,  “plan”, “anticipate”, “intend”, “believe”, or other words or phrases to the same effect often identify forward-looking statements. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the Company’s control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect the actual results or developments may differ
(possibly materially) from any future results or developments expressed or implied by the forward-looking statements. Factors, risks and uncertainties that could cause actual results to differ materially-from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of the Group’s markets;
changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; actions of competitors in the various industries in which the Group competes; development and use of new technologies and technological difficulties; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; housing starts and other construction activity;
the Group’s ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles, the resolution of pending litigation and investigations, the evolution of the Group’s alliance with Kobelco Construction Machinery Co., Ltd;  the Group’s pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further worsening of the Eurozone sovereign debt crisis, other similar risks and uncertainties; and the Company’s success in managing the risks involved in the foregoing. Additional information concerning factors, risks, and uncertainties that could cause actual results to differ materially is contained in the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 25, 2014 for the
year ended December 31, 2013 and is incorporated by reference herein. Investors should refer and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here.
Forward-looking statements speak only as of the  date on which such statements are made. Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which CNH Industrial operates, it is particularly difficult to forecast results, and any estimates or forecasts of particular periods that are provided in this document are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in such forward-looking statements. CNH Industrial does not undertake an obligation to update or revise publicly any forward-looking statements.

3 Transition to U.S. GAAP and U.S. dollar as reporting currency
From IFRS to U.S. GAAP
FY 2013 Results (IFRS $ & U.S. GAAP $)
Agenda
Q&A
Appendix
Accounting standards, reporting currency and segment realignment
April 25, 2014
5
4

2
1

4 April 25, 2014 Transition to U.S. GAAP and U.S. dollar as reporting currency
Accounting standards and reporting currency
IFRS €
Investors around the world will have better understanding of CNH Industrial’s financial results
U.S. GAAP $
IFRS $
1

5 April 25, 2014 Transition to U.S. GAAP and U.S. dollar as reporting currency
Segment realignment
Agricultural Equipment
Construction Equipment
Commercial Vehicles
Powertrain
Financial Services
Agricultural & Construction Equipment
Trucks & Commercial Vehicles
Powertrain
Industrial Activities Financial Services
Segment reporting expanded
1

From IFRS to U.S. GAAP
Main differences
Development costs
Goodwill and other intangible assets
Defined benefit plans
Restructuring
Income taxes
I F R S U.S. G A A P
April 25, 2014 Transition to U.S. GAAP and U.S. dollar as reporting currency
2

From IFRS to U.S. GAAP
Total Equity walk
December 31,  2012 December 31,  2013
Total Equity in accordance with IFRS 7,093 7,662
(a) Development costs, net (2,361) (2,862)
(b) Goodwill and other intangible assets 142 130
(c) Defined benefit plans (11) 29
(d) Restructuring 22 6
(e) Other adjustments 26 15
(f) Tax impact on adjustments 638 773
(g) Deferred tax assets and tax contingencies recognition (724) (798)
Total adjustment (2,268) (2,707)
Total Equity in accordance with U.S. GAAP 4,825 4,955
April 25, 2014 Transition to U.S. GAAP and U.S. dollar as reporting currency
NOTE:  FY ’12 and ‘13  figures, provided for comparison purposes, have been translated into US$ utilizing following FX rate: (FY 2012: Avg. 1.285 / as of Dec. 31 at 1.319; FY 2013: Avg. 1.328 / as of Dec. 31 at 1.379
2

From IFRS to U.S. GAAP
Net Profit walk
April 25, 2014 Transition to U.S. GAAP and U.S. dollar as reporting currency
The following reconciles Net Profit in IFRS to Net Income under U.S. GAAP:
FY 2012 EPS FY 2013 EPS
Profit/(Loss) attributable to CNH Industrial N.V.
1,023 0.84 1,048 0.83
Plus: Profit/(Loss) attributable to noncontrolling interest
139 170
Profit/(loss) in accordance with IFRS
1,162 1,218
Development costs, net
(429) (443)
Others, net
(12) (60)
Taxes
155 113
Total adjustment
(286) (390)
Net Income in accordance with U.S. GAAP
876 828
Less: Net Income attributable to noncontrolling interest
120 151
Net Income attributable to CNH Industrial N.V.
756 0.62 677 0.54
2
* As a consequence of the effective date of the merger, FY ’13 basic EPS has been calculated on ~1,255 mn and FY ‘12 on ~1,223 mn of weighted average number of common shares outstanding

From IFRS to U.S. GAAP
Effective Tax rate walk
April 25, 2014 Transition to U.S. GAAP and U.S. dollar as reporting currency
FY 2012 FY 2013
Effective Income tax rate under IFRS 38% 39%
Different method for tax rate calculation 3 p.p. 4 p.p.
Different valuation allowances on deferred tax assets, mainly for DTA on development costs
1 p.p. 6 p.p.
Effective Income tax rate under US GAAP 42% 49%
The differences in effective tax rates primarily relate to two items:
2
Method adopted for effective tax rate calculation: under U.S. GAAP, calculated dividing “Income taxes” by line item “Income before taxes and Equity in income of unconsolidated subsidiaries and affiliates”; under IFRS, calculated dividing “Income taxes” by line item “Income before taxes”.
Different valuation allowances on deferred tax assets, mainly for DTA on development costs

From IFRS to U.S. GAAP
Trading Profit (IFRS $) to Operating Profit (US GAAP $) - Walk
April 25, 2014 Transition to U.S. GAAP and U.S. dollar as reporting currency
FULL YEAR 2013
Industrial
Activities
%
Margin
Financial
Services
%
Margin
Elim. &
Others
Group
%
Margin
IFRS – Trading Profit 2,119 6.5% 518 26.6% - 2,637 7.7%
Development costs, net (443) - (443)
Reclassification of Interest compensation 352 (352)
Other Adjustments & Reclassifications, net 67 (4) 20 83
Total Adjustments & Reclassifications (24) (4) (332) (360)
U.S. GAAP - Operating Profit 2,095 6.4% 514 30.6% (332) 2,277 6.7%
FULL YEAR 2012
Industrial
Activities
%
Margin
Financial
Services
%
Margin
Elim. &
Others
Group
%
Margin
IFRS – Trading Profit 2,273 7.2% 377 19.5% - 2,650 8.0%
Development costs, net (429) - (429)
Reclassification of Interest compensation 344 (344)
Other Adjustments & Reclassifications, net 39 5 20 64
Total Adjustments & Reclassifications (46) 5 (324) (365)
U.S. GAAP - Operating Profit 2,227 7.1% 382 22.5% (324) 2,285 7.0%
2

From IFRS to U.S. GAAP
Net Industrial Debt Walk
April 25, 2014 Transition to U.S. GAAP and U.S. dollar as reporting currency
The following reconciles IFRS - Net Industrial debt to U.S. GAAP - Net Industrial debt:
December 31, 2012 December 31, 2013
IFRS – Net Industrial Debt (NID) (2,166)
(2,195)
Amounts included in IFRS NID, which have been reclassified to the following line items:
“Other liabilities” with reference to accrued interest on debt 221 160
“Other Assets” with reference to debt issuance costs (65) (57)
“Derivative Assets & Liabilities” with reference to the fair value of derivative instruments (excluding those hedging the fair value of debt)
34 (133)
Other minor adjustments 15 11
Total Adjustments & Reclassifications 205 (19)
U.S. GAAP – Net Industrial Debt (1,961)
(2,214)
2

FY 2013 Results
Cash Flow – Change in Net Industrial Debt (from IFRS $ to U.S. GAAP $)
IFRS U.S. GAAP
Net Industrial (Debt)/Cash beginning of period
(2,166) (1,961) 205
Net Income
1,218 828 (390)
D&A (excl. Vehicle Buybacks)
994 686 (308)
Change in Funds & Others (including items related to Buyback activities)
84 59 (25)
Change in Working Capital
192 (19) (211)
Tangible & Intangible Capex (excl. Vehicle Buybacks)
(1,979) (1,220) 759
Other changes
20 (34) (54)
Net Industrial Cash Flow
529 300 (229)
Capital Increase and Dividends
(374) (374) -
Currency translation differences
(184) (179) 5
Change in Net Industrial Debt
(29) (253) (224)
Net Industrial (Debt)/Cash end of period
(2,195) (2,214) (19)
April 25, 2014 Transition to U.S. GAAP and U.S. dollar as reporting currency
3

Consolidated
Industrial Activities
Net Sales at $32.8bn up 3.6%
Trading Profit at $2.1bn down 6.8% with margin at 6.5%
Net Industrial Debt at $2.2bn
Net Industrial Cash Flow at $529mn
Net Revenues at $34.2bn up 3.3% or $1.1bn
Net Profit at $1.2bn up $56mn vs. Last year
EPS at $0.83 down $0.01 from last year
Available Liquidity at $8.7bn
April 25, 2014 Transition to U.S. GAAP and U.S. dollar as reporting currency
I F R S U.S. G A A P
Consolidated
Industrial Activities
Net Sales at $32.7bn up 3.5%
Operating Profit at $2.1bn down 5.9% with margin at 6.4%
Net Industrial Debt at $2.2bn
Net Industrial Cash Flow at $300mn
Net Revenues at $33.8bn up 3.2% or $1bn
Net Income at $828mn down $48mn vs. Last year
EPS at $0.54 down $0.08 from last year
Available Liquidity at $8.7bn
FY 2013 Results
Highlights
3

FY 2013 Results
The new walk from Operating Profit to Net Income - ($/mn)
I F R S U.S. G A A P
April 25, 2014 Transition to U.S. GAAP and U.S. dollar as reporting currency
FY 2013
Industrial Activities Operating Profit 2,095
Financial Services Operating Profit 514
Eliminations and other (332)
Operating Profit 2,277
Restructuring expenses (71)
Interest expenses of Industrial Activities, net of interest
income and eliminations
(548)
Other, net (284)
Income before income taxes and Equity in income of unconsolidated subsidiaries and affiliates
1,374
Income taxes (671)
Equity in income (loss) of unconsolidated subsidiaries and affiliates 125
Net Income 828
Net Income attributable to noncontrolling interests 151
Net Income attributable to CNH Industrial N.V. 677
EPS (basic)
*
0.54
EPS (diluted) 0.54
*
As a consequence of the effective date of the merger, FY ’13 basic EPS has been calculated on ~1,255 mn of weighted average number of common shares outstanding
FY 2013
Trading profit 2,637
Unusual items, net (156)
Operating income 2,481
Financial charges, net (615)
Investment income, net 136
Profit before taxes 2,002
Taxes (784)
Net profit 1,218
Net Profit attributable to noncontrolling interests 170
Net Profit attributable to CNH Industrial N.V. 1,048
0.83
EPS (diluted) 0.83
3
EPS (basic)
*

15 Appendix 4 Transition to U.S. GAAP and U.S. dollar as reporting currency April 25, 2014

Appendix
Non-GAAP financial measures
Transition to U.S. GAAP and U.S. dollar as reporting currency April 25, 2014
4
We monitor our operations through the use of several non-GAAP financial measures: i) Operating Profit of Industrial Activities and Financial Services, ii) Trading Profit, iii)
Net Debt and Net Debt of Industrial Activities, and iv) revenues on a constant currency basis. We believe that these non-GAAP financial measures provide useful and relevant information regarding our operating results and enhance the reader’s ability to assess our financial performance and financial position. They provide us with measures which facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. These and similar measures are widely used in the industry in which we operate. These financial measures may not be comparable to other similarly titled measures of other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with U.S
GAAP.
Operating Profit
Operating Profit of Industrial Activities is defined as net sales less cost of goods sold, selling, general and administrative expenses and research and development expenses.
Operating Profit of Financial Services is defined as revenues, less selling, general and administrative expenses, interest expenses and certain other operating expenses.
Trading Profit under IFRS
Trading Profit derived from financial information prepared in accordance with IFRS, is the internal financial measure management uses to assess the performance of operating segments. Trading Profit is defined as income before restructuring, gains/(losses) on disposal of investments and other unusual items, interest expense of
Industrial Activities, income taxes, equity in income (loss) of unconsolidated subsidiaries and affiliates, non-controlling  interests.
Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt)
We provide the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in our consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using the Net Debt of
Industrial Activities.
Revenues on a Constant Currency Basis
We discuss the fluctuations in revenues on a constant currency basis by applying the prior-year average exchange rates to current year’s revenue expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

Appendix
Detailed Net Profit walk
Transition to U.S. GAAP and U.S. dollar as reporting currency
The following reconciles Net Profit in IFRS to Net Income under U.S. GAAP:
FY 2012 EPS FY 2013 EPS
Profit/(Loss) attributable to CNH Industrial N.V. 1,023 0.84 1,048 0.83
Profit/(Loss) attributable to non controlling interest 139 170
Profit/(loss) in accordance with IFRS 1,162 1,218
Development costs, net (429) (443)
Goodwill and other intangible assets (9) (8)
Defined benefit plans (6) (16)
Restructuring provisions (18) (17)
Other adjustments 21 (19)
Tax impact on adjustments 132 158
Deferred tax assets and tax contingencies recognition 23 (45)
Total adjustment (286) (390)
Net Income in accordance with U.S. GAAP 876 828
Net Income attributable to non controlling interest 120 151
Net Income attributable to CNH Industrial N.V. 756 0.62 677 0.54
April 25, 2014
4
* As a consequence of the effective date of the merger, FY ’13 basic EPS has been calculated on ~1,255 mn and FY ‘12 on ~1,223 mn of weighted  average number of common shares outstanding

Appendix
Reconciliation of IFRS Trading Profit to U.S. GAAP Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates
Transition to U.S. GAAP and U.S. dollar as reporting currency
FY 2012 FY 2013
IFRS – Trading Profit 2,650 2,637
Accounting for development costs, net (429) (443)
Restructuring (231) (71)
Interest expenses of Industrial Activities net of interest income and eliminations (515) (548)
Other (128) (201)
Total adjustments and reclassifications (1,303) (1,263)
U.S. GAAP - Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates
1,347 1,374
April 25, 2014
4

Appendix
Transition to U.S. GAAP and U.S. dollar as reporting currency April 25, 2014
4
New Segments (IFRS $ - U.S. GAAP $)
Revenues
(IFRS)
Revenues
(U.S. GAAP)
Trading Profit
(IFRS)
Operating Profit
(U.S. GAAP)
Margin
(IFRS)
Margin
(U.S. GAAP)
Agricultural Equipment 16,763 16,763 1,949 2,008 11.6% 12.0%
Construction Equipment 3,258 3,258 (109) (97) (3.3)% (3.0)%
Commercial Vehicles 11,447 11,278 145 74 1.3% 0.7%
Powertrain 4,423 4,412 210 187 4.7% 4.2%
Other Activities, Unallocated Items and Adj. & Elim. (3,050) (3,050) (76) (77)
Industrial Activities 32,841 32,661 2,119 2,095 6.5% 6.4%
Financial Services 1,950 1,679 518 514 26.6% 30.6%
Eliminations (560) (504) (332)
Group 34,231 33,836 2,637 2,277 7.7% 6.7%

Appendix
Prior Segments (IFRS $ - U.S. GAAP $)
Transition to U.S. GAAP and U.S. dollar as reporting currency
* Including Financial Services figures
April 25, 2014
4
Revenues
(IFRS)
Revenues
(U.S. GAAP)
Trading Profit
(IFRS)
Operating Profit
(U.S. GAAP)
Margin
(IFRS)
Margin
(U.S. GAAP)
Agricultural & Construction Equipment * 21,254 20,984 2,368 2,133 11.1% 10.2%
Trucks & Commercial Vehicles *
11,622 11,453 134 35 1.2% 0.3%
Powertrain 4,423 4,412 210 187 4.7% 4.2%
Holding & Elimination.
(3,068) (3,013) (75) (78)
Group 34,231 33,836 2,637 2,277 7.7% 6.7%

Appendix
Net Industrial Debt (December 31, 2013)- IFRS vs. U.S. GAAP
IFRS
IFRS Total Adj. U.S. GAAP
€/mn $/mn
U.S. GAAP
$/mn
(8,765) Debt (12,088) 140 (11,948)
4,138 Intersegment  financial receivables 5,706 (26) 5,680
(4,627) Debt, net of intersegment  balances (6,382) 114 (6,268)
184 Other Financial assets 254 (210) 44
(56) Other financial liabilities (77) 77 -
2,907 Cash and cash equivalents 4,010 - 4,010
(1,592) Net (Debt) / Cash (2,195) (19) (2,214)
Transition to U.S. GAAP and U.S. dollar as reporting currency April 25, 2014
4

Transition to U.S. GAAP and U.S. dollar as reporting currency 22 April 25, 2014
1 - Q:  Why is the company moving from EUR IFRS to USD U.S. GAAP?
There are several reasons for the move: (i) a significant percentage of our revenue stream is in U.S. dollar;  (ii) our main competitors listed on the New York
Stock Exchange (NYSE) also report in U.S. dollar under U.S. GAAP; (iii) this transition will ease any comparison between CNH Industrial and the majority of its
US listed peers.
2 - Q: Starting in Q1 2014 the Company will formally switch over to U.S. GAAP for external reporting.  Why will the company continue to also report in IFRS and where can those documents be found?
CNH Industrial, being a company listed also in Europe, is required by applicable laws to file IFRS financial statements.  In addition, the Company is required to file either IFRS or U.S. GAAP financial statements with the SEC as part of its reporting obligations in the United States (see first question for why US GAAP financials are being filed with the SEC).  All IFRS equivalent documents will be filed with the SEC and the AFM, the Dutch regulator.  All earnings releases and financial reports documents will also be available on our corporate website.
3 - Q:  Which line items in the IFRS financial statements are eliminated / added under U.S. GAAP reporting in the presentation of the Income Statement in the
F-pages on the Annual Report on Form 20-F?
Q&A
5
Trading profit and operating profit under IFRS is replaced with “income before income taxes and equity in income of unconsolidated subsidiaries and affiliates” in the statement of operations under U.S. GAAP as presented in the F-pages on the Annual Report on Form 20-F.  The Company discloses operating profit by segment, as well as the operating profit of Industrial Activities, in its ”Operating and Financial Review” section of the Annual Report on Form 20-F.

Transition to U.S. GAAP and U.S. dollar as reporting currency 23 April 25, 2014
4 - Q:  What are the material income statement adjustments between IFRS and U.S. GAAP?
Development costs
Defined benefit plans
Restructuring
Income taxes
For detailed explanation of each single adjustment please refer to slide 7 of this presentation.
5 - Q:  Will revenues be impacted going forward as the IFRS standard is a bit broader on revenue recognition?
Revenue recognition criteria are similar between IFRS and U.S. GAAP. The only difference you will see on the revenue line item refers to the classification of the proceeds from the final sale of  equipment that was repurchased following an initial sale with a buy-back commitment.  Under IFRS, those proceeds are included in revenues, with a corresponding impact on cost of goods sold due to the change in inventory for used vehicles, while under U.S. GAAP, we present the net gain or loss on these transactions within cost of goods sold in the consolidated statement of operations.
6 - Q:  How is EPS affected by the move to U.S. GAAP?
Q&A
5
Basic EPS calculation methodology is similar between IFRS and U.S. GAAP.  The difference in the amounts of EPS under the two set of standards is exclusively the consequence of the different Net income attributable to CNH Industrial subsidiaries resulting from the adoption of the two set of standards.

Transition to U.S. GAAP and U.S. dollar as reporting currency 24 April 25, 2014
Q&A
5
7 - Q:  What are some of the material differences to the balance sheet and cash flow statement from this switch in accounting standards?
Balance sheet:
There are some differences that result in a corresponding adjustment to total equity, as described in slide 7, the most significant of which are:
Development costs: When specific criteria are met, these amounts are presented as an intangible asset and amortized over their useful lives under IFRS, whereas these amounts are expensed immediately under U.S. GAAP.
Timing difference in adoption of IFRS 3 – Business Combination, and of ASC 350 – Intangibles – Goodwill and Other, resulted in a difference in the amount of goodwill presented on the face of the balance sheet
Deferred tax assets, deferred tax liabilities  and provisions  for  tax contingencies:  the tax impact on the adjustments above, as well as differences in recognition of deferred tax assets and tax contingencies, could trigger a material difference between the two sets of standards
There are some classification  differences that do not result in a corresponding  adjustment on total equity, the most significant of which are:
Debt: Under IFRS, debt includes interest charge accruals and  unamortized debt issuance costs.  Under U.S. GAAP, interest accruals are presented within “Other liabilities”, while unamortized debt issuance costs are presented within “Other assets”.
On the face of the IFRS balance sheet we present the line item “Provision for employee benefits”, which also includes short term benefits like payables to employees for bonuses. Under U.S. GAAP, we present the line item “Pension, postretirement and other post-employment benefits”: amounts for short-term employee benefits are excluded from this line item and included in “Other liabilities”.
•
•
•
•
•

Transition to U.S. GAAP and U.S. dollar as reporting currency 25 April 25, 2014
Q&A
7 - Q:  continued
Cash Flow Statement in the F-pages on the Annual Report on Form 20-F:
5
Financing receivables: under IFRS, the net change in financing receivables is presented as an investing cash flow.  Under U.S. GAAP, the net change in financing receivables related to wholesale financing (a subset of the total financing receivables portfolio) is presented as an operating cash flow as it is related directly to CNH Industrial’s sale of inventory.
Equipment under operating leases or sold with a buy-back commitment: under IFRS, all cash flows relating to these items are presented as operating cash flows.  Under U.S. GAAP, the expenditures to acquire and proceeds from sales of these items are presented as separate lines within the investing activities section of the cash flow statement.
Development costs: when specific criteria are met, these costs are capitalized under IFRS and presented as a capital expenditure within the investing activities section of the cash flow statement, with corresponding amortization impact included within the operating section of the cash flow statement, as a non-cash increase to the net income amount.  As development costs are immediately expensed under U.S. GAAP, they directly impact net income within the operating activities section of the cash flow statement.

Transition to U.S. GAAP and U.S. dollar as reporting currency 26 April 25, 2014
Q&A
8 - Q:  How should we think about Net Debt under U.S. GAAP vs. IFRS?
The reconciling items for Net Debt include:
5
Debt issuance costs are presented as other assets under U.S. GAAP and as a reduction in the debt balance under IFRS.  This causes net debt to be higher under U.S. GAAP.
Accrued interest on debt balances are included in debt under IFRS but included in other liabilities under U.S. GAAP.  This causes net debt to be higher under IFRS, or equal, depending on the effective date of interest payment.
Derivative assets /(liabilities), presented on the face of the IFRS balance sheet in the line item “Other financial assets/(liabilities)” are included in net debt under IFRS, but excluded from net debt under U.S. GAAP, except for derivatives hedging the fair value of debt for which hedge accounting has been elected.  The impact on net debt depends on whether the company is in a net asset or liability position related to derivatives.

Transition to U.S. GAAP and U.S. dollar as reporting currency 27 April 25, 2014
Q&A
9 - Q:  What is the difference in accounting for intangible assets?
The primary difference relates to certain development costs which are capitalized and amortized under IFRS but expensed immediately under U.S. GAAP.
10 - Q:  Is there any revaluation of inventory under the change to U.S. GAAP?
CNH Industrial currently uses FIFO to account for inventory under IFRS which is also a permitted accounting policy under U.S. GAAP, so there is no change. However, under U.S. GAAP, once an inventory impairment charge is provided for an item, this impairment can’t be reversed in the future whereas it can be reversed under IFRS.
11 - Q:  Will any of the entities currently accounted for as unconsolidated equity investments be consolidated going forward due to the applicable consolidations guidance?
There is no significant difference in the applicable consolidation guidance between the two sets of standards. Current JV agreements are not impacted by the adoption of U.S. GAAP. Going forward each new agreement will need to be evaluated under each set of standards.  It is expected that differences would be extremely rare.
5

Transition to U.S. GAAP and U.S. dollar as reporting currency 28 April 25, 2014
Q&A
5
12 - Q:  Will any securitized assets not be de-recognized going forward under U.S. GAAP that were de-recognized under IFRS?
U.S. GAAP and IFRS are very similar in their treatment of securitized assets.
13 - Q:  How will Depreciation and Amortization accounting change under U.S. GAAP?
The only material change relates to development costs capitalized under IFRS.  Under IFRS, these assets are amortized over their expected useful lives which range from 4-10 years.  Aside from this, no material differences are expected.
14 - Q: Does the change in accounting standards impact how we should think about employee benefits especially as it relates to option grants?
Under U.S. GAAP, there are alternative accounting policies for recognizing the expense related to share-based compensation.  CNH
Industrial has elected the alternative which is also allowed under IFRS.  However, there can be minor differences between the two sets of standards related to how shares are settled upon vesting.  The impact of this difference is not expected to be material.

Contacts
Transition to U.S. GAAP and U.S. dollar  as reporting currency April 25, 2014
Federico Donati – Head of Investor Relations Europe
Noah Weiss – Head of Investor Relations North America
+39 (011) 00 - 62756
+1 (630) 887 - 3745
Group Investor Relations Team
e-mail: investor.relations@cnhind.com
website: www.cnhindustrial.com